FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1. BBVA Francés reports consolidated third quarter earnings for fiscal year 2017.

Buenos Aires, November 10, 2017 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX:

BFR.LA) reports consolidated third quarter results for the January-December 2017 financial year.

Highlights of the quarter

•	BBVA Francés earned a net profit of $ 1,134.6 million in the third quarter of 2017, thus generating an accumulated result of $ 2,457.4 million in the first nine months of the year. The quarter’s result showed a 25.7% increase in relation to the previous quarter, net of the effect of the income tax recorded in said period, and a 21.6% rise compared to the same quarter of 2016.

•	The quarterly annualized return on average equity was 21.7%, and the return on average assets amounted to 2.5%.

•	In July 2017, BBVA Francés carried out a primary follow-on equity offering in Argentina and abroad, issuing 75,781,788 new ordinary shares, equivalent to USD 400 million, which will allow the Bank to develop its growth plan.

•	Net financial income showed a 15.7% rise in relation to the previous quarter, and a 40% increase compared to the same quarter of 2016. Such increases are mainly the result of the credit activity growth in the private sector, due to foreign exchange differences and a higher volume of the Bank’s own funds.

•	Net commissions grew 31.1% during the quarter, and 20% as compared to the same quarter of 2016, whereas administrative expenses increased 4.3% and 33% in the same periods.

•	In terms of activity, the private sector loan portfolio evolved positively, growing 20.8% in the quarter and 52.1% in the last twelve months.

•	Total non-performing loan ratio fell to 0.70%, whereas coverage amounts to 271.1%. Both effects are mainly explained by the growth of the loan portfolio. The higher generic provisions result in a 41% rise of charges of non-performing loans.

•	Total deposits reached $ 129.9 billion, showing a moderate growth of 3.4% during the quarter, aligned with the industry and of 41.4% during the year. As of September 30, 2017, sight deposits represented 65% of the Bank’s total deposits, thus remaining at a level similar to the previous quarter.

•	The Bank’s liquidity level amounts to 34.7%, thus showing a 700 bp decrease with respect to the previous quarter, as a result of the higher loan volume. The capital ratio at the end of the quarter was 14.8%.

•	On August 10, 2017, BBVA Francés paid out AR$ 911 million cash dividends corresponding to the 2016 fiscal year, which amounts to 148.69% of the share capital or $ 1.4869 per share.

•	During the quarter, BBVA Francés executed repos with the Republic of Argentina for a total USD 250 million.

Other events

On October 31, 2017, the government announced the fiscal reform bill aimed at increasing investment, generating employment, and eliminating distortions. The bill proposes reforms on several of the main federal taxes, among which there is Income, VAT, Bank debits and credits, Fuels, and Social Security taxes.

Regulatory changes

On November 3, 2017, the Argentina Central Bank (BCRA) determined that the credit lines for productive financing and financial inclusion will be applied until December 2018.

The quote for 2018 will be a percentage of monthly non-financial private deposits in pesos as of November 30, 2017, according to the following schedule: January 2018: 16.5%, decreasing 1.5% monthly until reaching 0% in December 2018.

Economic environment

			Quarter ended
Main Macroeconomic figures		09-30-17	30-06-17	31-03-17	12-31-16	09-30-16
GDP	var % y/y	—	2.7%	0.4%	-1.9%	-3.7%
Inflation (1)	var % y/y	23.8%	21.8%	32.2%	39.4%	42.7%
End of period	var % q/q	5.1%	5.4%	6.1%	5.3%	3.4%
CER	Quarterly adjustment	4.3%	7.0%	4.6%	4.5%	7.4%
Exchange Rate	Pesos x US$	17.31	16.60	15.38	15.85	15.26
Reserves	US$	50,237	47,995	50,522	39,308	29,902
Total Private Loans	var % q/q	12.5%	11.7%	5.7%	12.0%	6.3%
	var % y/y	48.6%	40.4%	35.6%	31.5%	30.6%
Total Private Deposits	var % q/q	3.7%	7.1%	1.8%	20.7%	5.3%
	var % y/y	36.5%	38.6%	38.5%	43.4%	37.2%
Badlar interest rate	Weighted avg. quarterly	20.7%	19.5%	19.8%	21.1%	24.6%

(1)	IPC National since 1Q 17 / IPC CABA 4Q 16 - 3Q 16

Argentina has commenced the fourth consecutive quarter of economic recovery, with a 0.7% growth in the second quarter 2017 (deseasonalized), whereas, measured by the Gross Domestic Product (GDP), the economy grew 2.7% in the second quarter compared to the same period of 2016. The activity was mainly driven by investment, which increased 7.7% year-over-year, and by consumption performance, which hiked 4.3% in the same period.

Such recovery is validated by other higher frequency estimators. Thus, the August figure, the last available issue of the Monthly Economic Activity Estimator (EMAE in Spanish), shows economic activity gaining momentum by increasing 0.3% (deseasonalized series) and 4.3% year-over-year.

Similarly, the industrial activity grew 5.1% in August, as compared to the same period of the previous year, accumulating 1.4% in the first eight months of the year, according to the Monthly Industrial Estimator (EMI in Spanish) that shows signs of recovery in most sectors surveyed.

In the third quarter, inflation was 5.1%, thus the CPI accumulates a 17.6% variation during the year. Whereas core inflation grew 4.9% in the same period, regulated prices increased 4.6% driven by public services rates adjustments.

The BCRA continued with its astringent monetary policy profile, keeping the reference rate at 26.25% until October. Then, reaffirming its commitment, the Central Bank carried out two monetary policy rate raises: the rate increased by 150 bp and 100 bp in the meeting held October 25 and November 7, respectively, reaching 28.75%.

In the third quarter 2017, the peso depreciated by 4.3%, from AR$ 16.60 /USD at the end of June to AR$ 17.32 at the close of September, evidencing thus a devaluation of 14.2% in the last 12 months.

As of September 30, 2017, international reserves amounted to USD 50,237 million, a growth of USD 2,242 million since the closing of June 2017.

The same as in the first two quarters of the year, the fiscal deficit easily met the goal, set at 3.2% of GDP. In the third quarter of the year, primary deficit totaled $ 78,093 million, which represents 2.2% of GDP, and a 19.3% reduction in relation to the result shown in the same period of 2016. Economic subsidies, which basically comprise energy and transport, and account for 66% of the primary fiscal deficit of the period July-September, fell 33.9% compared to the same period of the previous year, in which they accounted for 80.9% of the primary fiscal result.

Presentation of the information

•	The balances in foreign currency as of September 30, 2017 were converted into pesos at the exchange rate published by the Argentina Central Bank (BCRA in Spanish) for that date (AR$ 17.32 / USD).

•	The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of the BBVA Francés Group. The Bank’s share interest in Grupo Consolidar, BBVA Consolidar Seguros S.A. and Consolidar AFJP (in liquidation) is shown as “Investments in Other Companies” (recorded under the equity method), and the corresponding results are included in “Income from Equity Investments”.

•	It is worth highlighting that the information in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Disclaimer

This press release contains or may contain forward-looking statements, including, but not limited to, estimates of prospects for the Argentine economy, BBVA Francés’ earnings, business plans, expense and operational structure adjustments, capitalization plan, and trends affecting BBVA Francés’ financial condition and results of operations. Any forward-looking statement included in this press release is based on current expectations and estimates, but actual results and events may differ materially from the anticipated results and events. Such factors that could cause actual results and events to differ materially from the expected results or events include: (1) changes in the economic, regulatory and/or political environment, (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) changes in the markets of the Bank’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the Bank’s customers, debtors or counterparties. It is recommended that these forward-looking statements be taken with caution, since they are only applicable to the date of the present document. We advise you to consult the Bank’s Accounting Statements, as well as all the presentations that are periodically filed before the “Comisión Nacional de Valores” (Argentine equivalent to the US SEC) and the Buenos Aires Stock Exchange.

Third Quarter Results

Within an economic environment showing signs of reactivation, and given the growth opportunities in the financial system, BBVA Francés is focused on increasing its market share.

In this respect, the Bank has continued with its customer acquisition strategy, by means of digital campaigns and strategic partners’ alliances, and by reinforcing its presence not only in the retail banking segment, but also in the small and medium-size companies segment.

During the year, approximately 229,000 consumer customers and 1,500 new companies were added.

Condensed Income Statement (1)		Quarter ended				% quarter ended 09-30-17 vs quarter ended
In thousands of $ except income per share,
ADS	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Net Financial Income	3,970,483	3,432,939	3,063,776	3,252,260	2,836,361	15.7%	40.0%
Provision for loan losses	(503,013)	(356,386)	(323,969)	(331,013)	(226,335)	41.1%	122.2%
Net income from services	1,561,617	1,191,061	1,234,102	1,076,422	1,300,901	31.1%	20.0%
Administrative expenses	(3,155,954)	(3,027,058)	(2,897,619)	(2,860,570)	(2,373,439)	4.3%	33.0%
Operating income	1,873,133	1,240,556	1,076,290	1,137,099	1,537,488	51.0%	21.8%
Income (Loss) from equity investments	118,217	155,131	19,491	17,083	20,132	-23.8%	487.2%
Income (Loss) from Minority interest	(18,425)	(29,601)	(27,853)	(13,547)	(24,753)	-37.8%	-25.6%
Other Income/Expenses	(121,621)	(1,168,459)	855,111	(141,517)	(4,163)	89.6%	n/a
Income Tax / Minimum Presumed Tax	(716,724)	(480,622)	(317,269)	(416,713)	(595,779)	49.1%	20.3%
Net income for the period	1,134,580	(282,995)	1,605,770	582,405	932,925	-500.9%	21.6%
Net income per share (2)	1.85	(0.53)	2.99	1.08	1.74	-451.3%	6.6%
Net income per ADS (3)	5.56	(1.58)	8.97	3.25	5.21	-451.3%	6.6%
Net Income not considerig fiscal provision	1,134,580	902,805	419,970	582,405	932,925	25.7%	21.6%

(1)	Exchange rate: AR$ 17.32 Ps = 1USD
(2)	Assumes 612,659,638 ordinary shares
(3)	Each ADS represents three ordinary shares

		Quarter ended				% Quarter ended 09/30/17 vs quarter ended
Main figures	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
ROA (Average Assets) (1)	2.5%	2.1%	1.0%	1.6%	2.9%	18.7%	-13.1%
ROE (Average Shareholders’ Equity) (1)	21.7%	21.3%	10.1%	14.3%	24.0%	1.9%	-9.7%
NIM (1)(2)	10.7%	11.4%	0.0%	12.5%	12.3%	-5.8%	-12.9%
Net fee income / Net operating Income (3)	28.2%	25.8%	28.7%	24.9%	31.4%	9.6%	-10.2%
Coverage ratio (4)	49.5%	39.3%	42.6%	37.6%	54.8%	25.8%	-9.7%
Efficiency ratio (5)	57.0%	65.5%	67.4%	66.1%	57.4%	-12.9%	-0.6%

(1)	Annualized.
(2)	Net interest Margin: Financial Income-Financial Expenses (include Gross Income Tax and SEDESA) / Average Interest-Earning Assets (net of foreign exchange difference)
(3)	Operative income: Net financial income + Net income from services
(4)	Net income from services / Adm.Expenses
(5)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income		Quarter ended				% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Financial Income	6,322,099	5,637,429	5,280,611	5,540,183	5,472,394	12.1%	15.5%
Income from financial intermediation	4,368,178	4,039,850	4,060,877	4,096,831	4,130,077	8.1%	5.8%
CER adjustment	112,942	155,398	100,285	97,613	168,496	-27.3%	-33.0%
Income Securities and short term inv.	1,032,478	778,964	593,345	807,994	805,340	32.5%	28.2%
Foreign exchange difference	634,046	431,991	306,004	458,312	240,758	46.8%	163.4%
Others	174,455	231,226	220,100	79,433	127,723	-24.6%	36.6%
Financial Expenses	-2,351,616	-2,204,490	-2,216,835	-2,287,923	-2,636,033	6.7%	-10.8%
Net Financial Income	3,970,483	3,432,939	3,063,776	3,252,260	2,836,361	15.7%	40.0%

Net financial income grew 15.7% in the third quarter of the year, and 40% compared to the same quarter of 2016, mainly due to a higher volume of intermediation with the private sector, and to the increase of own funds.

On the other hand, income from assets adjusted by inflation fell as the result of the lower increase of the CER index in relation to the second quarter. Deposits average rate showed a slight increase, as a consequence of the policy implemented by the Central Bank.

The result for foreign exchange difference showed a positive evolution, both in trading income, which grew $ 129.1 million, and in results from holdings that rose $ 72.9 million during the quarter.

The Bank continued working on the reduction of local currency physical bills balance held at branches. During the quarter, said balances fell 12% versus the previous one, which represents an average 5% of deposits.

The NIM in local currency is the same compared to the previous quarter. Although there is a fall in lending rates, it is offset with a better funding mix. The NIM in foreign currency increased 30 basis points, driven by the improvement seen on the loan portfolio return.

Although the NIM by currency showed a positive evolution, total NIM fell 30 basis points due to the change in the mix, since dollar denominated assets grew 44% in the quarter, as the result of the placement of liquidity surpluses, whereas the peso denominated ones grew 10%. Total NIM deducting foreign exchange results fell 70 basis points in the quarter.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $ + USD	09-30-17		06-30-17		09-30-16
(Averege in thouhand of AR$)					Capital	Rate
Interest-Earning Assets	123,936,863	18.2%	106,177,951	19.6%	84,666,147	25.0%
Interest-Bearing Liabilities	95,703,384	7.4%	85,389,256	8.2%	66,302,940	13.2%
NIM without foreign exchange differences	10 .7%		11.4%		12.3%
NIM including foreign exchange differences	12.7%		13.0%		13.3%

A table of return on assets and cost of liabilities is included by currency: pesos and dollars.

Interest-Earning Assets & Interest-Bearing Liabilities $	09-30-17		Quarter ended 06-30-17		30-09-16
(Average in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	94,737,428	23.3%	85,899,553	23.6%	74,700,728	25.1%
Public Bonds	18,610,366	22.6%	15,203,478	22.4%	15,018,840	27.5%
Loans	69,905,567	23.5%	64,125,816	23.9%	57,542,208	24.6%
Other interest-earning assets	6,221,495	23.4%	6,570,258	23.6%	2,139,679	22.4%
Interest-Bearing Liabilities	60,295,707	11.8%	56,936,337	11.8%	49,752,645	15.1%
Saving Accounts	22,684,140	0.1%	20,146,700	0.1%	15,874,736	0.1%
Time Deposits	31,547,072	18.2%	32,333,089	18.1%	31,562,546	22.0%
Current accounts with interest	3,686,389	20.6%	2,403,691	15.9%	—	—
Debt Securities	1,128,352	23.8%	1,594,466	22.9%	1,663,467	29.2%
Other interest-bearing liabilities	1,249,754	23.4%	458,390	19.9%	651,896	14.1%
NIM $	14.2%		14.2%		14.1%

Interest-Earning Assets & Interest-Bearing Liabilities USD	09-30-17		06-30-17		Quarter ended 09-30-16
(Averege in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	29,199,435	2.7%	20,278,398	2.5%	9,965,419	5.5%
Public Bonds	4,081,066	2.9%	4,334,166	3.2%	259,137	2.6%
Loans	20,810,951	2.7%	14,564,480	2.5%	8,683,734	3.7%
Other interest-earning assets	4,307,418	2.7%	1,379,752	0.8%	1,022,549	22.4%
Interest-Bearing Liabilities	35,407,677	0.1%	28,452,920	0.1%	16,550,295	0.5%
Saving Accounts	28,491,001	0.0%	22,221,119	0.0%	10,914,877	0.1%
Time Deposits	6,698,506	0.3%	5,939,973	0.3%	5,073,350	0.9%
Other interest-bearing liabilities	218,170	3.9%	291,828	4.4%	562,067	3.6%
NIM USD	2.2%		1.9%		1.9%

Results for Public and Private Securities

Income from securities and short-term investments			Quarter ended			Δ% Quarter ended 09/30/17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Income Securities and short term inv.	1,032,478	778,964	592,264	801,184	794,614	32.5%	29.9%
Income Interest Margin	1,071,955	777,079	445,641	659,167	871,502	37.9%	23.0%
Bills and Notes from the Central Bank	1,012,485	716,362	368,754	574,204	779,982	41.3%	29.8%
Other bonds	59,470	60,718	76,887	84,963	91,519	-2.1%	-35.0%
Holdings booked at fair value	46,915	56,036	68,489	83,217	91,067	-16.3%	-48.5%
Holdings booked at amortized cost	12,555	4,682	8,397	1,746	453	168.1%	n/a
Income Financial Operations	(69,542)	(45,905)	114,066	87,426	(105,021)	51.5%	-33.8%
Bills and Notes from the Central Bank	(53,786)	12,579	18,608	11,132	(162)	-527.6%	n/a
Other bonds	(15,756)	(58,484)	95,458	76,294	(104,859)	-73.1%	-85.0%
Holdings booked at fair value	(15,758)	(58,539)	95,343	76,517	(105,005)	-73.1%	-85.0%
Holdings booked at amortized cost	2	55	115	(223)	147	-96.4%	-98.6%
Other fixed income securities	30,064	47,789	32,557	54,590	28,133	-37.1%	6.9%
CER adjustment	112,942	155,398	100,285	97,614	168,495	-27.3%	-33.0%

Financial income generated by public sector assets grew 32.5% in the quarter, mainly due to a higher return of the BCRA bills portfolio, as the result of higher average holdings during the quarter generated by the issue of shares.

Net Income from Services

Net income from services			Quarter ended			% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Net income from services	1,561,617	1,191,061	1,234,102	1,076,422	1,300,901	31.1%	20.0%
Service charge income	2,937,973	2,485,825	2,481,746	2,398,519	2,241,382	18.2%	31.1%
Service charges on deposits accounts	636,398	568,815	498,412	430,468	392,719	11.9%	62.0%
Credit cards and operations	1,106,882	883,586	987,996	1,000,246	998,318	25.3%	10.9%
Insurance	173,382	151,393	168,532	170,554	162,817	14.5%	6.5%
Capital markets and securities activities	31,823	31,306	16,936	16,533	25,547	1.7%	24.6%
Fees related to foreign trade	90,866	77,239	67,389	70,283	64,812	17.6%	40.2%
Safety deposit box	89,290	82,482	74,202	74,569	65,730	8.3%	35.8%
Services of collection	58,567	48,661	42,022	39,283	35,549	20.4%	64.7%
Generated by subsidiaries	365,836	324,080	298,607	205,153	129,140	12.9%	183.3%
Other fees	384,929	318,263	327,651	391,430	366,750	20.9%	5.0%
Services Charge expense	(1,376,356)	(1,294,764)	(1,247,644)	(1,322,097)	(940,481)	6.3%	46.3%

Net income from services grew 31.1% compared to the previous quarter, thus showing a positive evolution for all items. The quarter includes recurrent annual income, realized during the quarter analyzed. Disregarding such effect, the variation amounts to 20.5%.

Income grew 18.2% in the quarter, whereas expenditures did so by 6.3%.

Higher commissions from credit cards stand out, with consumptions increasing 8.7% and gaining market share. Other items that showed a good performance were fees from deposit accounts, which grew due to both the increase of activity and prices, and income from collection services.

Administrative Expenses

Administrative expenses	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Administrative expenses	(3,155,954)	(3,027,058)	(2,897,619)	(2,860,570)	(2,373,439)	4.3%	33.0%
Personnel expenses	(1,749,326)	(1,706,425)	(1,635,877)	(1,694,758)	(1,335,778)	2.5%	31.0%
General expenses	(1,406,628)	(1,320,633)	(1,261,742)	(1,165,812)	(1,037,661)	6.5%	35.6%
Electricity and Communications	(43,911)	(56,482)	(52,036)	(59,685)	(59,459)	-22.3%	-26.1%
Advertising and Promotion	(112,517)	(104,197)	(82,525)	(106,078)	(102,929)	8.0%	9.3%
Fees and external administrative services	(66,939)	(56,993)	(49,289)	(45,649)	(45,089)	17.5%	48.5%
Taxes	(317,367)	(282,287)	(279,474)	(265,956)	(237,145)	12.4%	33.8%
Organization and development expenses	(32,414)	(28,539)	(24,846)	(20,555)	(19,448)	13.6%	66.7%
Amortizations	(131,348)	(112,281)	(87,628)	(73,633)	(62,980)	17.0%	108.6%
Rents	(126,231)	(106,084)	(112,106)	(108,211)	(93,700)	19.0%	34.7%
Maintainance, conservation and repairs	(132,731)	(130,637)	(134,038)	(104,528)	(85,485)	1.6%	55.3%
Security Service	(85,253)	(71,328)	(71,101)	(66,610)	(68,533)	19.5%	24.4%
Carriage of valuables	(160,235)	(179,109)	(164,900)	(145,398)	(118,129)	-10.5%	35.6%
Other	(197,682)	(192,696)	(203,799)	(169,509)	(144,764)	2.6%	36.6%

Total Employees	6,142	6,190	6,219	6,265	6,114	-0.8%	0.5%

Total Branches	251	252	252	251	251	-0.4%	0.0%

Administrative expenses increased 4.3% in the last three months and 33.0% in comparison with the same quarter of 2016.

General personnel expenses grew 2.5% over the previous quarter and 31% year-over-year. The period includes an $ 80 million provision corresponding to personnel compensation commitments included in the banking collective agreement, which in 2016 impacted on the fourth quarter. Without such provision, expenditures would have fallen slightly during the quarter, and increased 25% compared to the same period of 2016.

General expenses rose 6.5% over the previous quarter and 35.6% year-over-year.

During the period, higher tax charges and amortizations were recorded due to higher activity, investments in technology and the addition of the corporate office. Price of branch rents also went up. These effects were partially offset by a reduction of the transport of valuables item, which evidences the actions taken by the Bank to control this expenditure.

The efficiency ratio improves by 850 bp during the quarter, to 57%, as the result of both higher income, and higher expenditure restraint.

Within the frame of the transformation strategy, it is worth highlighting that, during the year, cashier transactions in branches decreased 20%, thus allowing for a reallocation of resources to more productive tasks, while hard copy account statements continued to be reduced, as a result of a strong campaign to lure customers to choose the digital format.

Other Income / Expenditures

The Other Income/Expenditure item showed a loss of $ 121.6 million in the third quarter of 2017, as the result of the fact that it includes higher provisions for other contingencies, mainly commercial.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the third quarter of 2017, the profit amounted to $ 118.2 million.

Balance and activity

Loan portfolio

Net loans	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Private & Financial sector loans in $	84,226,386	71,820,037	68,429,094	66,472,453	60,724,382	17.3%	38.7%
Advances	10,533,948	9,495,624	9,463,160	9,540,668	10,783,767	10.9%	-2.3%
Discounted and purchased notes	13,261,590	9,128,070	9,227,187	9,810,847	9,267,218	45.3%	43.1%
Consumer Mortgages	2,937,234	2,071,739	1,892,840	1,889,443	1,866,569	41.8%	57.4%
Car secured loans	8,062,140	6,986,809	6,368,608	5,628,320	5,087,540	15.4%	58.5%
Personal loans	13,786,796	11,646,873	10,522,971	9,368,939	8,172,953	18.4%	68.7%
Credit cards	23,889,556	22,516,560	21,775,867	21,539,673	18,675,353	6.1%	27.9%
Loans to financial sector	2,204,909	2,217,403	1,739,275	1,715,873	1,697,297	-0.6%	29.9%
Other loans	10,345,952	8,621,253	8,200,489	7,512,590	5,605,681	20.0%	84.6%
Unaccrued interest	(410,090)	(312,439)	(315,649)	(329,346)	(299,131)	31.3%	37.1%
Adj. & accrued int. & exchange diff. receivable	1,484,684	1,166,756	1,164,083	1,286,851	1,270,412	27.2%	16.9%
Less: Allowance for loan losses	(1,870,333)	(1,718,611)	(1,609,737)	(1,491,405)	(1,403,277)	8.8%	33.3%
Private & Financial sector loans in FX	23,861,543	17,635,160	12,901,265	10,642,999	10,344,820	35.3%	130.7%
Advances	8,534	7,952	7,233	5,897	6,137	7.3%	39.1%
Discounted and purchased notes	1,306,379	941,959	858,646	1,085,875	1,206,288	38.7%	8.3%
Credit cards	1,549,060	1,463,325	1,301,292	981,170	1,023,339	5.9%	51.4%
Loans to financial sector	114,563	109,892	127,133	130,914	151,183	n/a	n/a
Other loans	21,162,903	15,293,021	10,755,116	8,565,890	8,064,675	38.4%	162.4%
Less: Allowance for loan losses	(279,896)	(180,989)	(148,155)	(126,747)	(106,802)	54.6%	162.1%

Total Private Loans	108,087,929	89,455,197	81,330,359	77,115,452	71,069,202	20.8%	52.1%

Total loans to public sector	267	239	156	98,819	93,336	11.7%	-99.7%

Net Total Loans net of other non resident loans	108,088,196	89,455,436	81,330,515	77,214,271	71,162,538	20.8%	51.9%

Other non resident loans (*)	3,588,006	62,710	1,581,090	1,675,650	34,064	n/a	n/a
Net total loans	111,676,202	89,518,146	82,911,605	78,889,921	71,196,602	24.8%	56.9%

(*)	Correspond to balances related to overnight operations celebrated with foreign correspondent banks

The private sector loan portfolio totaled AR$ 108.1 billion, growing 20.8% in the quarter and 52.1% year-over-year.

As a result of the growth strategy implemented, the BBVA Francés market share of private loans grew 47 basis points during the quarter. The share reaches 8.1% as of September 30, 2017, and includes loans of affiliated companies consolidated within the financial statements, PSA Finance and Volkswagen.

In the last twelve months, loans in pesos increased 38.7%, while dollar loans rose 130.7%.

During the quarter, there stands out the dynamics of companies’ financing, both in local and foreign currency, and of consumption loans, mainly mortgage loans, unsecured and secured car loans.

Total Public Sector Exposure

Public and Private Sector Exposure	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Public Sector - National Government	7,464,832	7,920,788	6,889,933	5,276,924	3,385,701	-5.8%	120.5%

Public Sector Loans	267	239	156	98,819	93,336	11.7%	-99.7%
Total bond portfolio	7,464,790	7,920,772	6,889,994	5,178,318	3,292,580	-5.8%	126.7%
Holdings book at fair value	5,746,588	6,955,704	5,646,590	4,274,229	3,291,490	-17.4%	74.6%
Holdings book at amortized cost	1,718,202	965,068	1,243,404	904,089	1,090	78.0%	n/a
Allowances	(225)	(223)	(217)	(213)	(215)	0.9%	4.7%
Bills and Notes from Central Bank	14,488,774	14,393,353	7,200,514	7,310,231	9,437,491	0 .7%	53.5%

Total exposure to the Public	21,953,606	22,314,142	14,090,447	12,587,155	12,823,192	-1.6%	71.2%

Private Debt	615,570	576,714	471,796	479,106	391,349	6.7%	57.3%

Total exposure to the Pub and Priv Sector	22,569,176	22,890,856	14,562,243	13,066,261	13,214,541	-1.4%	70.8%

Portfolio Received for Repos	8,079,583	3,199,988	9,893,778	64,872	304,706	152.5%	n/a
Public Bonds	8,872,119	37,061	—	—	—	n/a	n/a
BCRA Instruments	(792,536)	3,162,927	9,893,778	64,872	304,706	-125.1%	-360.1%

Exposure to the Public Sector registered a 1.6% reduction compared to the previous quarter, and a 71.2% increase in the last twelve months.

The portfolio of public securities fell 5.8% over the previous quarter and increased 120.5% in the last twelve months, mainly due to a larger placement in dollar denominated Treasury Bills.

During the quarter, repos were executed with the Argentine Republic for USD 250 million, maturing in December 2018 and March 2019.

As of September 30, 2017, the Federal Government public debt represented 3.7% of the Bank’s assets, while Central Bank Bills totaled 7.2% thereof.

Portfolio Quality

Asset quality ratios	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Non-performing loans (1)	793,264	780,886	707,907	616,075	600,139	1.6%	32.2%
Allowance for loan losses	(2,150,229)	(1,899,600)	(1,757,892)	(1,618,152)	(1,510,079)	13.2%	42.4%
Non-performing loans/net total loans	0.70%	0.85%	0.84%	0.77%	0.83%	-18.4%	-15.6%
Non-performing priv. loans/net priv. loans	0.70%	0.85%	0.84%	0.77%	0.83%	-18.4%	-15.7%
Allowance for loan losses/non-performing loans	271.06%	243.26%	248.32%	262.66%	251.62%	11.4%	7.7%
Allowance for loan losses/net total loans	1.89%	2.08%	2.08%	2.01%	2.08%	-9.1%	-9.0%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

As of September 30, 2017, the asset quality ratio (non-performing loans/total loans) was 0.7%, with a coverage ratio (provisions/non-performing loans) of 271.06%.

The non-performing ratio showed an improvement in relation to both the previous quarter, and the same quarter of 2016, evidencing a fall of 15 and 13 basis points, respectively, mainly due to the important growth of the loans portfolio.

On the other hand, the risk cost was 1.43%. The increase is explained by the higher generic provisions recorded during the quarter.

The following table shows the evolution of provisions for loan losses, including charges from transactions accounted for under “Other receivables” due to financial intermediation.

Evolution of provisions	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Balance at the beginning of the quarter	1,908,023	1,765,131	1,626,924	1,518,843	1,421,720	8.1%	34.2%

Increase/decrease	503,013	356,386	323,969	331,013	226,335	41.1%	122.2%
Increase/decrease-Foreign exchange diff.	7,461	13,410	(4,188)	4,630	2,374	-44.4%	-214.3%
Aplications / Reversals	(260,397)	(226,904)	(181,574)	(227,562)	(131,586)	14.8%	97.9%

Balance at the end of the quarter	2,158,100	1,908,023	1,765,131	1,626,924	1,518,843	13.1%	42.1%

Deposits

Total deposits	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Deposits $ denominated	84,005,882	84,035,746	82,248,799	74,902,584	70,139,742	0.0%	19.8%

Current accounts	22,306,350	22,693,886	21,484,467	21,419,738	19,132,845	-1.7%	16.6%
Saving accounts	26,517,781	27,221,181	23,190,831	21,273,125	17,365,933	-2.6%	52.7%
Time deposits	33,114,593	32,209,592	35,197,959	30,079,381	31,865,941	2.8%	3.9%
Peso denominated	32,954,999	31,964,459	35,001,533	30,076,548	31,863,676	3.1%	3.4%
CER adjusted time deposits	159,594	245,133	196,426	2,833	2,265	-34.9%	n/a
Investment Accounts	1,112	213	85,194	85,194	85,091	422.1%	-98.7%
Other	2,066,046	1,910,874	2,290,348	2,045,146	1,689,932	8.1%	22.3%

Deposits FX denominated	45,942,472	41,638,489	40,573,257	39,719,184	21,765,448	10.3%	111.1%

Current accounts	451,457	126,632	89,817	782,954	848,591	256.5%	-46.8%
Saving accounts	35,441,394	30,552,506	23,779,226	21,318,030	14,956,855	16.0%	137.0%
Time deposits	6,976,320	6,270,117	5,961,593	6,220,811	5,200,667	11.3%	34.1%
Other	3,073,301	4,689,234	10,742,621	11,397,389	759,335	-34.5%	304.7%

Total deposits	129,948,354	125,674,235	122,822,056	114,621,768	91,905,190	3.4%	41.4%

As of September 30, 2017, total deposits reached AR$ 129.9 billion, a rise of 3.4% during the quarter, and of 41.4% in the last twelve months.

Peso deposits remained stable in relation to the previous quarter, showing a growth of 19.8% in the last twelve months. Sight deposits fell 2.2% during the quarter, but grew 33.8 % year-over-year, whereas time deposits grew 2.8% during the quarter and 3.9% year-over-year. Sight deposits performance is affected by higher foreign exchange purchases from customers during the pre-elections period.

At the end of September 2017, deposits in foreign currency reached AR$ 45.9 billion (equivalent to USD 2.7 billion), representing 35.1% of the Bank’s total deposits.

Other Sources of Funds

Other funding sources	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Lines from other banks	1,863,146	1,382,049	1,435,605	1,502,786	1,875,463	34.8%	-0.7%
Senior Bonds	1,680,030	2,115,473	2,056,274	2,211,078	2,093,095	-20.6%	-19.7%

Total other funding sources	3,543,176	3,497,522	3,491,879	3,713,864	3,968,558	1.3%	-10.7%

CER (UVA) Mismatch

	Quarter ended					Δ% Quarter ended 09/30/17 vs quarter ended
(in thousands of pesos except percentages)	09-30-17	06-30-17	03-3117	12-3116	09-30-16	06-30-16	09-30-16
CER adjusted assets	3,275,440	2,218,667	2,616,315	2,818,625	2,773,722	47.6%	18.1%
- Public bond portfolio	1,761,986	1,656,898	2,418,040	2,643,768	2,677,683	6.3%	-34.2%
- Private sector loans	1,265,246	448,609	146,371	47,525	2,901	182.0%	43514.1%
- Public sector loans	0	0	0	99,356	93,138	n/a	-100.0%
- Other credits	248,208	113,160	51,904	27,976	0	119.3%	n/a
CER adjusted deposits	159,594	245,133	196,426	2,833	2,265	-34.9%	n/a
CER mismatch	3,115,846	1,973,534	2,419,889	2,815,792	2,771,457	57.9%	12.4%

Capitalization

Capitalization	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
Capital Stock	612,660	536,878	536,878	536,878	536,878	14.1%	14.1%
Issuance premiums	6,739,151	182,511	182,511	182,511	182,511	3592.5%	3592.5%
Adjustments to stockholders equity	312,979	312,979	312,979	312,979	312,979	0.0%	0.0%
Subtotal	7,664,790	1,032,368	1,032,368	1,032,368	1,032,368	642.4%	642.4%
Reserves on Profits	14,516,667	14,516,667	14,516,667	11,783,995	11,783,995	0.0%	23.2%
Unrealized valuation difference	2,457,355	1,322,775	1,605,770	3,643,672	3,061,267	85.8%	-19.7%
Total stockholders’ equity	24,638,812	16,871,810	17,154,805	16,460,035	15,877,630	46.0%	55.2%

In July 2017, BBVA Francés carried out a primary follow-on equity offering in Argentina and abroad, issuing 75,781,788 new ordinary shares. This resulted in an increase of approximately 400 basis points of the total capital ratio.

As of September 30, 2017 such ratio was 14.8%. The stockholders equity upon the close of the period totaled $ 24.6 billion.

Central Bank Requirements	Quarter ended					% quarter ended 09-30-17 vs quarter ended
(in thousands of pesos)	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16	06-30-17	09-30-16
CB Minimum Capital Requirements	14,393,076	11,608,879	11,206,375	10,577,441	9,406,443	24.0%	53.0%
CB Minimum Capital Requirements(a,b)	14,393,076	11,608,879	11,206,375	10,321,905	9,225,447	24.0%	56.0%
Increase in capital req. related to custody	—	—	—	255,536	180,996	n/a	-100.0%
a) CB Minimum Capital Requirements	14,393,076	11,608,879	11,206,375	10,321,905	9,225,447	24.0%	56.0%
Allocated to Asset at Risk	11,661,200	9,046,865	8,785,277	7,926,163	7,017,244	28.9%	66.2%
Market Risk	317,338	287,776	270,773	291,744	211,525	10.3%	50.0%
Operational Risk	2,414,538	2,274,238	2,150,325	2,103,998	1,996,678	6.2%	20.9%
b) Min. Cap. required for the G.F.S. of the Pas-as-you-go System managed by the Argentine Republic	—	—	—	1,022,144	723,985	n/a	-100.0%
1% of the securities in custody and book-entry notes	—	—	—	1,022,144	723,985	n/a	-100.0%
Bank Capital	26,009,378	18,632,561	18,843,971	17,420,859	16,694,008	39.6%	55.8%
Ordinary Capital Level 1	24,767,163	17,451,690	17,674,906	16,698,101	16,056,616	41.9%	54.2%
Dedusctions Ordinary Capital Level 1	(634,085)	(525,144)	(465,878)	(390,238)	(360,327)	20.7%	76.0%
Capital Level 2	1,522,575	1,260,472	1,169,850	1,112,996	997,719	20.8%	52.6%
Aditional Capital Level 1	353,725	445,543	465,093	—	—	-20.6%	n/a
Excess over Required Capital	11,616,302	7,023,682	7,637,596	6,843,418	7,287,565	65.4%	59.4%
Capital Ratio (Central Bank rules)	14.8%	13.1%	13.8%	13.8%	14.8%	12.7%	0.0%
Excess over Required Capital as a % of Shareholders’ Equity	47.1%	28.5%	31.0%	40.6%	42.5%	65.4%	11.0%

Conference Call

On Monday November 13, 2017 at 11:30 a.m. (Argentine time) a conference call will be held to comment on the quarter’s results.

Those who wish to participate should contact the following numbers:

0800-444-2930 (from Argentina)

+ 1 844-413-3973 (from the United States)

+ 1 412 902 6509 (from other countries)

Conference ID: BBVA

To access the webcast:

http://webcast.engage-x.com/Cover.aspx?PlatformId=FEX%2BWeXOT%2FCpl1KCiaH%2BmA%3D%3D

To request the Replay, please call

1-877-344-7529 (from United States)

1-412-317-0088 (from other countries)

The replay will be available until Friday, November 24, 2017

Replay access code: 10113167

Internet

This press release is available on the web page of BBVA Francés.

www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Diego Cesarini

Financial Management and Investor Relations

dcesarini@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16
Cash and due from banks	27,947,327	37,048,209	41,149,362	48,226,105	30,296,084
Government and Private Securities	30,346,401	25,749,754	24,205,939	12,706,389	13,128,861
Holdings booked at fair value	14,618,707	6,992,766	5,646,590	4,274,229	3,291,490
Holdings booked at amortized cost	1,718,202	965,068	1,243,404	904,089	1,090
Listed Private Securities	313,479	235,863	221,870	153,181	94,299
Bills and Notes from the Central Bank	13,696,238	17,556,280	17,094,292	7,375,103	9,742,197
Less: Allowances	(225)	(223)	(217)	(213)	(215)
Loans	111,676,202	89,518,146	82,911,605	78,889,921	71,196,602
Loans to the private & financial sector	111,675,935	89,517,907	82,911,449	78,791,102	71,103,266
Advances	10,542,482	9,503,576	9,470,393	9,546,565	10,789,904
Discounted and purchased notes	14,567,969	10,070,029	10,085,833	10,896,722	10,473,506
Secured with mortgages	2,937,234	2,071,739	1,892,840	1,889,443	1,866,569
Car secured loans	8,062,140	6,986,809	6,368,608	5,628,320	5,087,540
Personal loans	13,786,796	11,646,873	10,522,971	9,368,939	8,172,953
Credit cards	25,438,616	23,979,885	23,077,159	22,520,843	19,698,692
Loans to financial sector	2,319,472	2,327,295	1,866,408	1,846,787	1,848,480
Other loans (*)	35,096,861	23,976,984	20,536,695	17,754,130	13,704,420
Less: Unaccrued interest	(410,090)	(312,439)	(315,649)	(329,346)	(299,131)
Plus: Interest & FX differences receivable	1,484,684	1,166,756	1,164,083	1,286,851	1,270,412
Less: Allowance for loan losses	(2,150,229)	(1,899,600)	(1,757,892)	(1,618,152)	(1,510,079)
Public Sector loans	267	239	156	98,819	93,336
Principal	266	237	155	8,786	8,895
Plus: Interest & FX differences receivable	1	2	1	90,033	84,441
Other banking receivables	19,387,164	9,771,087	26,190,719	2,427,906	7,890,155
Repurchase agreements	5,135,311	3,039,700	9,784,973	—	305,269
Unlisted private securities	302,091	340,851	249,926	325,925	297,050
Other banking receivables	13,957,633	6,398,959	16,163,059	2,110,753	7,296,600
Less: provisions	(7,871)	(8,423)	(7,239)	(8,772)	(8,764)
Investments in other companies	606,150	514,077	539,825	510,878	499,226
Intangible assets	407,765	354,534	331,419	315,811	286,330
Goodwill	3,206	3,296	3,386	3,476	3,566
Organization and development charges	404,559	351,238	328,033	312,335	282,764
Other assets	9,651,880	9,459,638	8,999,121	8,638,393	7,592,656

Total Assets	200,022,889	172,415,445	184,327,990	151,715,403	130,889,914

Deposits	129,948,354	125,674,235	122,822,056	114,621,768	91,905,190
Current accounts	22,757,807	22,820,518	21,574,284	22,202,692	19,981,436
Saving accounts	61,959,175	57,773,687	46,970,057	42,591,155	32,322,788
Time deposits	40,090,913	38,479,709	41,159,552	36,300,192	37,066,608
Investment Accounts	1,112	213	85,194	85,194	85,091
Rescheduled deposits CEDROS	1,951	1,951	1,951	1,959	2,224
Other deposits	5,137,396	6,598,157	13,031,018	13,440,576	2,447,043
Other banking Liabilities	36,514,676	21,152,694	37,891,164	13,785,069	17,131,159
Other provisions	2,775,198	2,587,759	1,317,224	1,375,154	1,169,099
Other contingencies	2,774,094	2,587,159	1,316,606	1,374,573	1,168,415
Guarantees	1,104	600	618	581	684
Other liabilities	5,562,823	5,564,345	4,607,529	4,856,020	4,423,620
Minority interest	583,026	564,602	535,212	617,357	383,216

Total Liabilities	175,384,077	155,543,635	167,173,185	135,255,368	115,012,284

Total Stockholders´ equity	24,638,812	16,871,810	17,154,805	16,460,035	15,877,630

Total liabilities + stockholders’ equity	200,022,889	172,415,445	184,327,990	151,715,403	130,889,914

(*)	Includes balances related to overnight operations celebrated with foreign correspondent banks

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16
Financial income	6,322,099	5,637,429	5,280,611	5,540,183	5,472,394

Interest on Loans Granted to the Financial Sector	124,005	109,189	90,605	113,359	125,081
Interest on Overdraft	737,188	679,137	769,018	843,578	954,753
Interest on Discounted and purchased notes	530,848	453,878	463,665	503,617	519,273
Interest on Mortgages	93,877	86,063	88,634	92,677	100,347
Interest on Car Secured Loans	292,115	296,662	298,138	280,469	277,860
Interest on Credit Card Loans	1,020,160	1,029,208	1,064,647	1,048,804	982,507
Interest on Financial Leases	110,867	110,471	107,085	108,107	109,609
Interest on Other Loans	1,457,403	1,274,390	1,178,537	1,106,035	1,060,249
From Other Banking receivables	1,715	852	548	185	398
Interest on Government Guaranteed Loans Decree 1387/01	—	—	1,081	6,810	10,728
Income from Securities and Short Term Investments	1,032,478	778,964	592,264	801,184	794,612
CER	112,942	155,398	100,285	97,613	168,496
Foreign exchange difference	634,046	431,991	306,004	458,312	240,758
Other	174,455	231,226	220,100	79,433	127,723

Financial expenses	(2,351,616)	(2,204,490)	(2,216,835)	-2,287,923	-2,636,033

Interest on Current Account Deposits	(191,736)	(95,546)	(14,811)	—	—
Interest on Saving Account Deposits	(8,785)	(7,962)	(7,760)	(7,817)	(8,710)
Interest on Time Deposits	(1,443,836)	(1,457,271)	(1,534,706)	(1,618,512)	(2,031,231)
Interest on Other Banking Liabilities	(193,608)	(207,362)	(215,259)	(222,302)	(193,998)
Other interests (includes Central Bank)	(231)	(312)	(629)	(674)	(881)
CER	(11,463)	(15,410)	(1,915)	(126)	(86)
Bank Deposit Guarantee Insurance system mandatory contributions	(55,066)	(52,593)	(48,777)	(40,376)	(37,514)
Mandatory contributions and taxes on interest income	(400,531)	(358,932)	(355,405)	(352,205)	(340,249)
Other	(46,360)	(9,102)	(37,573)	(45,911)	(23,364)

Net financial income	3,970,483	3,432,939	3,063,776	3,252,260	2,836,361

Provision for loan losses	(503,013)	(356,386)	(323,969)	(331,013)	(226,335)
Income from services, net of other operating expenses	1,561,617	1,191,061	1,234,102	1,076,422	1,300,901
Administrative expenses	(3,155,954)	(3,027,058)	(2,897,619)	(2,860,570)	(2,373,439)
Income (loss) from equity investments	118,217	155,131	19,491	17,083	20,132
Net Other income	(121,621)	(1,168,459)	855,111	(141,517)	(4,163)
Income (loss) from minority interest	(18,425)	(29,601)	(27,853)	(13,547)	(24,753)

Income before tax	1,851,304	197,627	1,923,039	999,118	1,528,704

Income tax	(716,724)	(480,622)	(317,269)	(416,713)	(595,779)

Net income	1,134,580	(282,995)	1,605,770	582,405	932,925

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09-30-2017	06-30-17	03-31-17	12-31-16	09-30-16
Cash and due from banks	27,947,332	37,048,209	41,149,363	48,226,107	30,296,084
Government Securities	30,376,295	25,780,524	24,238,431	12,738,809	13,166,151
Loans	111,676,199	89,518,146	82,911,605	78,889,921	71,196,602
Other Banking Receivables	19,387,164	9,771,087	26,190,719	2,427,906	7,891,047
Assets Subject to Financial Leasing	2,213,865	2,177,021	2,088,865	2,046,971	2,110,038
Investments in other companies	600,609	509,594	535,221	507,625	493,463
Other assets	7,855,448	7,643,197	7,250,043	6,915,372	5,779,511

Total Assets	200,056,912	172,447,778	184,364,247	151,752,711	130,932,896

Deposits	129,947,789	125,674,032	122,822,030	114,621,753	91,904,217
Other banking liabilities	36,514,712	21,152,694	37,891,313	13,785,682	17,135,935
Minority interest	587,767	568,437	539,151	620,141	388,147
Other liabilities	8,367,832	8,180,805	5,956,948	6,265,100	5,626,967

Total Liabilities	175,418,100	155,575,968	167,209,442	135,292,676	115,055,266

Total Stockholders´ Equity	24,638,812	16,871,810	17,154,805	16,460,035	15,877,630

Stockholders´ Equity + Liabilities	200,056,912	172,447,778	184,364,247	151,752,711	130,932,896

Net Income

	09-30-17	06-30-17	03-31-17	12-31-16	09-30-16
Net Financial Income	3,972,703	3,433,241	3,066,449	3,253,700	2,838,936
Provision for loan losses	(503,013)	(356,386)	(323,969)	(331,013)	(226,335)
Net Income from Services	1,561,617	1,191,061	1,234,102	1,076,422	1,300,901
Administrative expenses	(3,157,604)	(3,029,516)	(2,899,037)	(2,856,270)	(2,379,655)
Net Other Income	(3,069)	(1,011,209)	874,626	(132,186)	18,012

Income Before Tax	1,870,634	227,191	1,952,171	1,010,653	1,551,859

Income Tax	(716,724)	(480,689)	(317,392)	(416,849)	(595,909)

Net income	1,153,910	(253,498)	1,634,779	593,804	955,950

Minoritary Interest	(19,330)	(29,497)	(29,009)	(11,399)	(23,025)

Net income for Quarter	1,134,580	(282,995)	1,605,770	582,405	932,925

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 10, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer